Exhibit 6.4

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Employment Agreement”) is made and entered into as of February 7, 2024 (the “Effective Date”) by and between AtomBeam Technologies Inc., a Delaware corporation (the “Company”), and Charles Yeomans (the “Executive”), and amends and restates in its entirety that certain Employment Agreement dated as of April 1, 2019 (the “Prior Agreement”). The parties named above each may be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Executive and the Company desire to enter into an amended and restated employment agreement containing the material terms and conditions set forth herein.

WHEREAS, Executive acknowledges that the Company has provided for all wages, salary, bonuses, reimbursable expenses previously submitted by Executive, and any similar payments due Executive from the Company. By signing below, Executive acknowledges that the Company does not owe Executive any other amounts, including not limited to any wages, salary, bonuses, deferred compensation, or reimbursable expenses previously submitted by Executive. Executive acknowledges further that he and the Company have executed of instant date that certain Settlement Agreement and Release to memorialize Executive’s release of claims and consideration for that release.

WHEREAS, the Parties intend that this Employment Agreement memorializes all of the rights, duties and obligations of the Parties with respect to the employment of Executive with the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and premises in this Employment Agreement, the Parties agree as follows:

1.            Term of Employment. The term of the Executive’s employment under this Employment Agreement shall commence on the Effective Date and shall continue until Executive’s employment is terminated (the “Term”). Executive shall be an at-will employee.

2.            Position and Responsibilities; Restrictions.

(a)            The Executive shall serve as Chief Executive Officer of the Company. The Executive shall report to and be subject to the direction of the Board of Directors of the Company (the “Board”).

(b)            The Executive shall devote his full time business efforts to the Company. Notwithstanding anything herein to the contrary, the Executive may spend reasonable amounts of time participating in outside activities, including, without limitation, by serving on the board of directors or other governing authority of other entities, and participation in such activities shall not be deemed a breach of this Employment Agreement; provided, that such activities must not materially interfere with the services the Executive is required to perform hereunder.

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(c)            The Executive shall also hold a seat on the Board, as the Chairman of the Board, which cannot be terminated by the Company other than for Cause.

3.            Compensation. As of January 1, 2024, The Company shall pay to the Executive a base salary (“Base Salary”) at the annualized rate of $240,000 per year and shall provide Executive with the benefits listed under Schedule A, provided however, that, upon the Company raising and closing a minimum aggregate amount of $10,000,000 of equity or debt financing, Executive’s Base Salary shall be increased to annualized rate of $360,000.00 per year as of such closing date. If the Company raises and closes a minimum aggregate amount of $7,000,000 of equity or debt financing, Executive shall be paid a one-time Milestone Bonus of $350,000 (“Milestone Bonus”) subject to standard payroll deductions and tax withholdings on the earlier of (a) January 15, 2025 or (b) the closing date of a Change in Control (as defined below) of the Company or (c) Executive’s termination without Cause (as defined below) or (d) Executive’s resignation for Good Reason (as defined below).  “Change in Control” shall mean the occurrence of any of the following events: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of substantially all the Company's assets or its business; or (iii) the consummation of a merger, reverse merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation. Beginning in the 2024 fiscal year, in addition to Executive’s Base Salary, Executive shall be eligible to earn an annual discretionary bonus (the“Performance Bonus”) at the target amount of one-hundred percent (100%) of Executive’s then current Base Salary during the applicable bonus year, based on the achievement of individual and corporate performance targets and metrics to be determined mutually between Executive and the Company’s Board (or the Compensation Committee thereof). The Performance Bonus, if earned, will be paid in full on an annual basis, less standard payroll deductions and tax withholdings, after the close of the fiscal year and after determination by the Board (or the Compensation Committee thereof) of the level of achievement of the applicable performance targets and metrics and the level of the bonus amount. Executive must remain an employee in good standing of the Company on the last day of the fiscal year in order to earn any Performance or Milestone Bonus to be paid. Such Base Salary, Performance Bonus and all other compensation, if any, paid to the Executive hereunder shall be subject to any payroll or other deductions as may be required to be made pursuant to law, government order, or by written agreement between the Executive and the Company.

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4.            Expense Reimbursement; Other Benefits. During the Term, the Company shall reimburse Executive for all reasonable out-of-pocket business expenses incurred by Executive that are consistent with the Company’s policies in effect from time to time (including the Company’s requirements with respect to reporting and documenting expenses) and that are incurred in the course of performing Executive’s duties and responsibilities under this Employment Agreement, including with respect to travel, entertainment and other business expenses. The Company shall pay the legal fees and costs incurred by Executive in connection with the negotiation, analysis, review, interpretation, preparation and execution of Executive’s employment or separation documents (but not evaluating potential claims, litigation or prosecuting litigation or dispute resolution proceedings with respect to the foregoing) in connection with (a) any amendment or update to the Employment Agreement, if any, and (b) termination of Executive’s employment, up to an aggregate maximum in each instance of $10,000 per transaction. The Company shall directly make full payment to Executive’s legal counsel (up to an aggregate maximum of $10,000) after the Company’s receipt of applicable invoices. Any such legal fees and costs will be paid as soon as practicable after such invoices are received by the Company, but no later than ten (10) days after receipt. This obligation will survive any termination of this Employment Agreement or Executive’s employment.

5.            Termination.

(a)            Definitions. As used herein:

(b)            “Cause” means Executive’s (1) plea of guilty or nolo contendere to, or conviction for, a felony committed against the Company; (2) gross negligence or willful misconduct with respect to the Company including, without limitation, the failure to comply with any written Company policy or procedure which (if capable of cure) is not cured within 30 days after Executive's receipt of notice of such breach from the Company, or (3) material breach of this Employment Agreement by Executive which (if capable of cure) is not cured within 30 days after Executive's receipt of notice of such breach from the Company.

(c)            “Good Reason” shall be deemed to exist if any Good Reason Event (as defined below) occurs without Executive’s approval.

(d)            “Good Reason Event” means a resignation by Executive of employment following (1) a requirement by the Company that Executive relocate his principal office a distance in excess of 30 miles from his then present principal office and the Company does not retract such requirement in writing within 30 days after notice from Executive requesting such retraction, (2) any material breach of this Employment Agreement by the Company which is not cured (if capable of cure) within 30 days after the Company's receipt of notice of the same from Executive, (3) the Board materially diminishing Executive's title, duties, authority or responsibility as Chief Executive Officer, or (iv) any diminution in the compensation or benefits of Executive other than changes to benefit plans affecting the majority of employees generally.

(e)             Termination Date. The Term shall terminate (the last date of the Executive’s employment pursuant to this Employment Agreement, the “Termination Date”) upon two weeks’ written notice to the Executive by the Company and the Company shall (i) pay Executive for any earned but unused PTO (as defined in Schedule A) up to the Termination Date, and (ii) reimburse Executive for reasonable expenses incurred up to the Termination Date.

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(f)             Severance. If the Company terminates Executive’s employment without Cause or Executive resigns for Good Reason (it being understood that termination following death or disability shall not constitute termination without Cause), then Executive shall be entitled to receive the following severance benefits from the Company in addition to the amounts payable under Section 5(b): the Company shall pay to the Executive a lump sum severance payment of: (i) the highest annualized rate paid to the Executive during the Term; and (ii) the non-cash benefits of highest monetary value during a twelve (12) month period of the Term. All and any unvested stock option or equity award grants to the Executive shall accelerate in full and fully vest upon termination; however, Executive shall not be required to exercise any such options for a period of 48 months following termination, except in the case of a liquidity event.

6.            Entire Agreement. This Employment Agreement, together with any and all schedules hereto, and any documents expressly referred to herein, sets forth the entire understanding of the Parties with respect to the subject matter hereof, supersedes all prior discussions, understandings, agreements and representations, including, without limitation, any prior employment agreement between the Parties, and shall not be modified or affected by an offer, proposal, statement or representation, oral or written, made by or for either Party in connection with the negotiation of the terms hereof.

7.            Modification and Waiver. This Employment Agreement may be modified only by subsequent instruments signed by the Company and the Executive. The rights and remedies of either Party hereto are cumulative and not alternative. Neither any failure nor any delay by either Party hereto in exercising any right, power or privilege under this Employment Agreement will operate as a waiver of such right, power or privilege in the future, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by law, (a) no obligation arising out of this Employment Agreement can be discharged by a Party, in whole or in part, by a waiver or renunciation of the right to the benefits of that obligation from the other Party, unless such waiver or renunciation is in writing and signed by that other Party, (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (c) no notice by a Party will be deemed to be a waiver of any claim or right of such Party, or a waiver of the right of such Party to take further action without notice as provided in this Employment Agreement.

8.            Severability. If any term, provision, agreement, covenant or restriction of this Employment Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Employment Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the rights and obligations created hereby is not affected in any manner materially adverse to either Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Employment Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the rights and obligations contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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9.            Notices. Any notices, consents or other communications required to be sent or given hereunder by either Party shall be in accordance with Section 7.4 of the AtomBeam Technologies Stockholder Agreement, dated April 30, 2019 (the “Stockholder Agreement”).

10.          Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Employment Agreement shall be governed by and construed in accordance with Section 7.8 of the Stockholder Agreement.

11.          Successors and Assignment. The Executive acknowledges that the services to be rendered by him are unique and personal. Executive may not assign any of his rights or delegate any of his duties or obligations under this Employment Agreement. This Employment Agreement will be binding upon, and inure to the benefit of, the Company and its respective successors and permitted assigns.

12.          No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Employment Agreement. In the event an ambiguity or question of meaning or intent arises, this Employment Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Employment Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Employment Agreement against the Party that drafted it, is of no application and is hereby expressly waived by the Parties.

13.          Arbitration. All claims, controversies or disputes arising under or in connection with this Agreement, between or among any of the parties (and their respective representatives), whether sounding in contract or tort, including arbitrability and any claim that this Agreement was induced by fraud (collectively, the “Covered Claims”), will be resolved by binding arbitration in Oakland, California in accordance with the following terms and conditions:

(a)            Administrator. The arbitration of all Covered Claims will be administered by JAMS in accordance with the JAMS Commercial Arbitration Rules then in effect, except that the arbitration proceedings will be governed by California procedural law as if the Covered Claims had been brought in a state court of California; provided, however, that (i) the parties waive any right to jury; (ii) there shall be no interlocutory appellate relief (such as writs) available; (iii) discovery will be limited to matters which are directly relevant to the issues in the arbitration; and (iv) any award of the Arbitrator shall be final and binding and non-appealable. Unless the context otherwise required, the term “parties” as used in this Section 13 shall mean the parties to the arbitration.

(b)            Arbitrator. The arbitration will take place in the Oakland, California office of JAMS and be conducted by a single, neutral arbitrator (“Arbitrator”), to be selected as follows:

(c)            within seven business days from service of an arbitration complaint, the parties will endeavor in good faith to agree upon an Arbitrator; and

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(d)            failing such agreement under subparagraph (i) above, the parties, or any party, will ask JAMS to supply the parties with a list of no less than seven arbitrators (all of whom shall disclose and clear any potential conflicts) having no less than five years’ experience in arbitrating complex business arrangements. Upon receipt of that list of potential arbitrators, each of the parties will communicate within seven days to JAMS the names of four arbitrators from the list that the party would agree to use or its right to participate in the selection of the arbitrator will be forfeited. As soon as JAMS receives the selections from affected parties, JAMS will review the selected arbitrators and appoint one of those arbitrators whose name appears on all of the lists submitted by the parties. JAMS will have the discretion to select the arbitrator that it believes is best suited for the arbitration in terms of experience and availability, and JAMS’s selection will be final.

(e)            Interim, Provisional or Emergency Relief. The Arbitrator may, in the course of the proceedings, order any interim, provisional or emergency relief, remedy or measure (including attachment, preliminary injunction, or the deposit of specified security) that the Arbitrator considers to be necessary, just and equitable. The failure of a party to comply with such an interim order may, after due notice and opportunity to cure such noncompliance, be treated by the Arbitrator as a default, and some or all of the claims or defenses of the defaulting party may be stricken and partial or final award entered against such party, or the Arbitrator may impose such lesser sanctions as the Arbitrator may deem appropriate. This Section 13 will not preclude the parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction, and each of the parties irrevocably submits to the jurisdiction of the state and federal courts located in the county of Oakland, California, in conjunction with an application for a provisional remedy.

(f)             Excluded Claims. The term “Covered Claims” as used in this Agreement does not include compulsory or permissive cross-claims between or among the parties that arise in a legal action brought by or against a non-signatory hereto (“Non-Signatory Action”). However, a party that has the right to assert a permissive cross-claim against another party in a Non-Signatory Action may choose to treat that claim as a Covered Claim and assert it in accordance with the terms of this Agreement. The term “Covered Claims” as used in this Agreement also does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before, during or after the pendency of any arbitration proceeding. The exclusions from “Covered Claims” set forth in this Section 13 do not constitute a waiver or the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in this Section 13.

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(g)            Record and Proceedings. A full stenographic or electronic record of all proceedings in the arbitration will be maintained, and the Arbitrator will issue rulings, a statement of decision and a judgment as if the Arbitrator were a sitting judge of the state court of California, with all of the powers (including with respect to remedies) vested in such a judge. The fees and costs of creating and maintaining a stenographic or electronic record will be initially borne by the parties to the arbitration in equal amounts.

(h)            Res Judicata, Collateral Estoppel and Law of the Case. A decision of the Arbitrator will have the same force and effect with respect to collateral estoppel, res judicata and law of the case that such decision would have been entitled to if decided in a court of law, but in no event will such a decision be used by or against a party to this Agreement in a Non-Signatory Action.

(i)             Jurisdiction/Venue/Enforcement of Award. The parties consent and submit to the exclusive personal jurisdiction and venue of the state and federal courts located in Oakland, California to confirm any arbitration award granted pursuant to this Agreement, including any award granting equitable relief, and to otherwise enforce this Agreement and carry out the intentions of the parties to resolve all Covered Claims through arbitration. This Section 13 does not prevent the parties from enforcing the award of the arbitrator in the court of any other jurisdiction, to the extent permitted by law (for example, if property that is the subject of the award is located in another jurisdiction).

(j)             Counterparts and Facsimile Signatures. This Employment Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Employment Agreement, along with any amendments hereto or thereto, to the extent signed and delivered by means of E-mail, a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or amendment and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Parties have executed this Employment Agreement as of the date first written above.

COMPANY:

AtomBeam Technologies Inc.

By:
Rajiv Bhagat
Chief Financial Officer

EXECUTIVE:

CHARLES YEOMANS

Schedule A

Benefits

•	Vacation/PTO. In addition to the Base Salary, during the Employment Term, Executive shall be entitled to paid vacation of one hundred and sixty (160) hours per year in accordance with the Company’s existing written policies or practices (“PTO”).

•	Automobile Allowance. The Company shall provide a monthly car allowance to the Executive of $1250, with it being understood that such use may be personal as well as for business.

•	Air Travel. Executive will be entitled to travel in business class for international flights and in first or business class for domestic flights exceeding three hours duration.

•	Executive Benefits. Executive and/or Executive’s qualified dependents shall be eligible for participation in all of the Company’s health insurance or welfare benefit plans, practices, policies and programs provided by the Company. In addition, Executive will be eligible for a medical expense reimbursement plan,reimbursement of individual health insurance premiums and unreimbursed medical expenses not to exceed an aggregate of $30,000 per year and reimbursement of business- related technology equipment and services and home internet access expenses, up to $300 per month for a health club membership, and up to $15,000 per year as reimbursement of expenses incurred for membership in a social club.

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